July 12, 2011
Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F St., N.E.
Washington, D.C. 20549

Re:	Oiltanking Partners, L.P. Registration Statement on Form S-1 File No. 333-173199
Ladies and Gentlemen:
In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as representatives of the several Underwriters, hereby join with Oiltanking Partners, L.P.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on July 13, 2011 at 2:00pm, Washington, D.C. time or as soon as practicable thereafter.
The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:
(i)	Date of preliminary prospectus: July 5, 2011

(ii)	Approximate dates of distribution: July 5, 2011 to July 13, 2011

(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 160

(iv):	Number of prospectuses so distributed: 6000

(v):	Compliance with Rule 15c2-8 under the Securities of Exchange Act of 1934: Included in Master Agreement Among Underwriters of Citigroup Global Markets Inc.

Very truly yours,

Citigroup Global Markets Inc.
Barclays Capital Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC

As Representatives of the several Underwriters

By: Citigroup Global Markets Inc.

By:	/s/ Robert Waldron
Robert Waldron
Vice President